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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                       (Amendment No. 5 - Final Amendment)

                          SARATOGA BEVERAGE GROUP, INC.
                              (NAME OF THE ISSUER)

                          SARATOGA BEVERAGE GROUP, INC.
                                  NCP-SBG, L.P.
                              NCP-SBG G.P., L.L.C.
                         NORTH CASTLE PARTNERS II, L.P.
                                NCP G.P. II, L.P.
                          NORTH CASTLE G.P. II, L.L.C.
                                  NCP-MHZ, L.P.
                              CHARLES F. BAIRD, JR.
                              ROBIN PREVER MALATINO
                                  STEVEN BOGEN
                               WARREN LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                                ANTHONY MALATINO
                                  JOHN MORABITO
                               JEFFREY HEAVIRLAND
                                  ADAM MADKOUR
                                   MARC CRAEN
                     (NAME OF THE PERSONS FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   803436 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ROBIN PREVER MALATINO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          SARATOGA BEVERAGE GROUP, INC.
                        1000 AMERICAN SUPERIOR BOULEVARD,
                           WINTER HAVEN, FLORIDA 33884
                            TELEPHONE: (863) 299-6915
                            TELECOPY: (863) 299-6713
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
              COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                     COPY TO
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Charles I. Weissman, Esq.                           Franci J. Blassberg, Esq.
 SWIDLER BERLIN SHEREFF                               DEBEVOISE & PLIMPTON
      FRIEDMAN, LLP                                     875 Third Avenue
  The Chrysler Building                             New York, New York 10022
  405 Lexington Avenue                              Telephone: (212) 909-6000
New York, New York 10174                            Telecopy: (212) 909-6836
Telephone: (212) 973-0111
Telecopy: (212) 891-9598

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]  (b) The filing of a registration statement under the Securities Act of
         1933.
[ ]  (c) A tender offer.
[ ]  (d) None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                           CALCULATION OF FILING FEE:

     Transaction Valuation*                         Amount of Filing Fee
           $36,189,383                                     $7,237.88

* For purposes of calculating the fee only. The filing fee was determined based upon (a) 4,910,218 issued and outstanding shares of Class A common stock, par value $.01 per share, which does not include 550,000 shares which will be rolled over into the surviving corporation, and 522,955 issued and outstanding shares of Class B common stock, par value $.01 per share (together, the "Shares"), of Saratoga Beverage Group, Inc. as of January 14, 2000; and (b) the merger consideration of $6.00 per Share (the "Merger Consideration"), plus $3,590,345 payable to holders of options and warrants to purchase Shares in exchange for the cancellation of such options and warrants. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Shares (and options and warrants to purchase Shares) for which the Merger Consideration will be paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:            $7,237.88
     Filing Party:                      Saratoga Beverage Group, Inc.
     Date Filed:                        January 21, 2000
     Form or Registration No.:          Schedule 13E3

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                                  INTRODUCTION

     This Amendment No. 5 (the "Final Amendment") amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") and is being filed by Saratoga Beverage Group, Inc., a Delaware corporation (the "Company"), NCP-SBG Recapitalization Corp. ("MergerCo"), NCP-MHZ, L.P., a Delaware limited partnership, NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), NCP-SBG G.P., L.L.C., a Delaware limited liability company, North Castle Partners II, L.P., a Delaware limited partnership, NCP G.P. II, L.P., a Delaware limited partnership, North Castle G.P. II, L.L.C., a Delaware limited liability company, Charles F. Baird, Robin Prever Malatino, Steven Bogen, Warren Lichtenstein, Steel Partners II, L.P., Anthony Malatino, John Morabito, Jeffrey Heavirland, Kim James, Adam Madkour and Marc Craen (collectively, the "Filing Parties"), in connection with the merger (the "Merger") of NCP-MHZ L.P., as assignee of NCP-SBG Recapitalization Corp. ("MergerCo"), with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation") pursuant to a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of January 5, 2000, by and among the Company, MergerCo and the Purchaser, as amended by Amended and Restated Amendment No. 1 to Stock Purchase Agreement and Agreement and Plan of Merger, dated as of June 9, 2000 (collectively the "Merger Agreement").

     This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities and Exchange Act of 1934, as amended, to report the results of the Merger. MergerCo, which was party to the Transaction Statement, is not a party hereto because it no longer exists as a result of the Merger, which was consummated on June 21, 2000. The Company was the surviving corporation in the Merger. Kim James, who was party to the Transaction Statement, is not a party hereto because he is no longer employed by the Company and his options were cashed out upon termination of his employment. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.


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ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     As a result of the consummation of the Merger on June 21, 2000, each of the 5,472,315 shares of Class A common stock, par value $0.01 per share and each of the 522,955 shares of Class B common stock, par value $.01 per share of the Company (the "Company Common Stock") issued and outstanding immediately prior to the effective time of the Merger (other than (i) shares held by the Company as treasury stock, (ii) 700,000 shares of Class A common stock owned by certain stockholders, including the Chief Executive Officer and certain directors of the Company (the "Continuing Stockholders"), who converted 700,000 of their shares of Class A common stock into shares of common stock of the Surviving Corporation (the "Rollover Stock"), and (iii) shares as to which dissenters' rights have been validly perfected), was converted into the right to receive $6.00 in cash, without interest and each share of Rollover Stock was converted into the right to receive one share of common stock of the Surviving Corporation. Immediately after the Merger, there were 9,283,508 shares of the Surviving Corporation issued and outstanding, and there were eight holders of record of such stock (including the Purchaser, Robin Prever Malatino, Anthony Malatino, Warren Lichtenstein, Steel Partners II, L.P. and Steven Bogen).

     As a result of the consummation of the Merger on June 21, 2000, each existing option, whether vested or unvested, to purchase shares of Class A common stock was terminated in exchange for a cash payment equal to $6.00 per share of Class A common stock purchasable under the option less the exercise price with respect to the option (except that Robin Prever Malatino, John Morabito, Jeffrey Heavirland, Adam Madkour, Kim James and Marc Craen (collectively, the "Optionholders") rolled over some of the options each held to acquire Company Common Stock into options to acquire stock in the Surviving Corporation), and each existing warrant to purchase shares of Class A common stock was terminated in exchange for a cash payment equal to $6.00 per share of Class A common stock, for a total cash value of $4,144,038.

     Immediately after the Merger, the Purchaser held approximately 90% of the Surviving Corporation and the Continuing Stockholders held approximately 10% of the common stock of the Surviving Corporation.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     As a result of the consummation of the Merger on June 21, 2000, the Purchaser acquired approximately 90% of the equity interest in the Surviving Corporation. Immediately following the Merger, there were 9,283,508 issued and outstanding shares of the Surviving Corporation common stock, of which 8,333,333 were owned by the Purchaser, 415,000 were owned jointly by Robin Prever Malatino and Anthony Malatino, 46,254 were owned by Warren Lichtenstein, 83,746 were owned by Steel Partners II, L.P. and 161,000 were owned by Steven Bogen. In addition, there were options outstanding to acquire 169,871 shares of common stock in the Suriviving Corporation, options to acquire 49,871 such shares were held by Robin Prever Malatino, options to acquire 26,250 were held by John Morabito, options to acquire 35,000 were held by Jeffrey Heavirland, options to acquire 7,000 were held by Kim James, options to acquire 34,250 were held by Adam Madkour and options to acquire 17,500 were held by Marc Craen.

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ITEM 16. ADDITIONAL INFORMATION.

     The Merger Agreement was approved by the stockholders of the Company at the special meeting of the stockholders of the Company held on May 15, 2000 (the "Special Meeting"), and the transactions contemplated by the Merger Agreement were completed on June 21, 2000. Of the 7,658,499 outstanding shares, 4,772,510 of such shares were represented in person or by proxy at the special meeting and 4,720,007 of such shares (approximately 62.3%) voted in favor of the proposal to approve the Merger Agreement. The number of shares voted in favor of the Merger Agreement was sufficient to approve the Merger. On June 21, 2000, a Certificate of Merger was duly filed with the Secretary of State of the State of Delaware. The Merger became effective on that date.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(d)(6)   -   Joint Press Release Dated June 21, 2000.

(d)(6)   -   Letter to former stockholders of the Company dated June 21, 2000.

(d)(7)   -   Letter of Transmittal.




                                       3
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                                    SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF
        THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS
                    STATEMENT IS TRUE, COMPLETE AND CORRECT.



Dated: July 17, 2000.


NCP-SBG L.P.
By: NCP-SBG G.P., L.L.C.,
its general partner
   By: /s/ Peter J. Shabecoff
      -----------------------------
   Name: Peter J. Shabecoff
   Title: Executive Vice President

NCP-SBG G.P., L.L.C.

   By: /s/ Peter J. Shabecoff
      -----------------------------
   Name: Peter J. Shabecoff
   Title: Executive Vice President

NORTH CASTLE PARTNERS II, L.P.
By: NCP G.P. II, L.P., its general partner
By: NORTH CASTLE G.P. II, L.L.C.,
its general partner

   By: /s/ Peter J. Shabecoff
      -----------------------------
   Name: Peter J. Shabecoff
   Title: Executive Vice President


NCP G.P. II, L.P.
By: NORTH CASTLE G.P. II, L.L.C.,
its general partner

   By: /s/ Peter J. Shabecoff
      -----------------------------
   Name: Peter J. Shabecoff
   Title: Managing Director

NORTH CASTLE G.P. II, L.L.C.

   By: /s/ Peter J. Shabecoff
      -----------------------------
   Name: Peter J. Shabecoff
   Title: Managing Director

/s/ Charles F. Baird, Jr.
----------------------------------
   CHARLES F. BAIRD, JR.

NCP-MHZ, L.P.

By:  NCP-MHZ GP, L.L.C., its general partner

     By: /s/ Peter J. Shabecoff
        -----------------------------
     Name:  Peter J. Shabecoff
     Title:  Executive Vice President



                                       4
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                                    SIGNATURE

AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: July 17, 2000.

                                         SARATOGA BEVERAGE GROUP, INC.

                                             By: /s/ Irene Fonzi
                                                -----------------------------
                                             Name: Irene Fonzi
                                             Title: General Counsel

                                         STEEL PARTNERS II, L.P.
                                         By: Steel Partners, L.L.C.,
                                         its General Partner

                                             By: /s/ Warren Lichtenstein
                                                -----------------------------
                                             Name: Warren Lichtenstein
                                             Title: Chief Executive Officer

                                         /s/ Robin Prever Malatino
                                         ------------------------------------
                                         ROBIN PREVER MALATINO

                                         /s/ Steven Bogen
                                         ------------------------------------
                                         STEVEN BOGEN

                                         /s/ Warren Lichtenstein
                                         ------------------------------------
                                         WARREN LICHTENSTEIN

                                         /s/ Anthony Malatino
                                         ------------------------------------
                                         ANTHONY MALATINO

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                                         /s/ John Morabito
                                         ------------------------------------
                                         JOHN MORABITO

                                         /s/ Jeffrey Heavirland
                                         ------------------------------------
                                         JEFFREY HEAVIRLAND

                                         /s/ Adam Madkour
                                         ------------------------------------
                                         ADAM MADKOUR

                                         /s/ Marc Craen
                                         ------------------------------------
                                         MARC CRAEN


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION

(d)(6)   -     Joint Press Release dated June 21, 2000.

(d)(6)   -     Letter to former stockholders of the Company dated June 21, 2000.

(d)(7)   -     Letter of Transmittal.